UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2026

Nelson Urdaneta
Senior Vice President and Chief Financial Officer
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, TX 75261-9100

Re: Kimberly-Clark Corporation
Form 10-K for the Year Ended December 31, 2025
Filed February 12, 2026
File No. 001-00225

Dear Nelson Urdaneta:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2025 Filed February 12, 2026

Notes to the Consolidated Financial Statements
Note 1. Accounting Policies
Revenue Recognition, page 49

1. Your revenue recognition disclosure appears to refer to terminology and recognition principles in ASC 605. Please revise future filings to ensure your disclosures appropriately address the guidance in ASC 606.

Note 16. Segment Reporting, page 79

2. Pursuant to ASC 280-10-50-41(b), please disclose entity-wide information concerning long-lived assets by geographic area in future filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephany Yang at 202-551-3167 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing